UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13E-3
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

NEW FRONTIER HEALTH CORPORATION
(Name of the Issuer)

New Frontier Health Corporation
Unicorn II Holdings Limited
Unicorn II Parent Limited
Unicorn II Merger Sub Limited
New Frontier Public Holding Ltd.
New Frontier Capital II Limited
New Frontier Group International Limited
NF Founder Limited
Strategic Healthcare Holding Ltd.
HMJ Holdings Limited
HMJ Holdings II Limited
HMJ Holdings III Limited
Unicorn Holding Partners LP
Unicorn Holding Partners II LP
Unicorn Holding Partners III LP
Unicorn Holding Partners IV LP
New Frontier Investment Management Limited
New Frontier Investment Management II Limited
New Frontier Investment Management III Limited
New Frontier Investment Management IV Limited
Kam Chung Leung
Carl Wu
Ying Zeng
Carnival Investments Limited
Max Rising International Limited
Vivo Capital Fund IX (Cayman), L.P.
Vivo Capital Fund IX (Cayman), LLC
Calcite Gem Investments Group Ltd
Warburg Pincus (Callisto) Global Growth (Cayman), L.P.
Warburg Pincus (Europa) Global Growth (Cayman), L.P.
Warburg Pincus Global Growth-B (Cayman), L.P.
Warburg Pincus Global Growth-E (Cayman), L.P.
Warburg Pincus Global Growth Partners (Cayman), L.P.
WP Global Growth Partners (Cayman), L.P.
Warburg Pincus China-Southeast Asia II (Cayman), L.P.
Warburg Pincus China-Southeast Asia II-E (Cayman), L.P.
WP China-Southeast Asia II Partners (Cayman), L.P.
Warburg Pincus China-Southeast Asia II Partners, L.P.
WSCP VIII EMP Onshore Investments, L.P.
WSCP VIII EMP Offshore Investments, L.P.
West Street Capital Partners VIII, L.P.
West Street Capital Partners VIII — Parallel, L.P.
WSCP VIII Offshore Investments, SLP
Goldman Sachs Asia Strategic II Pte. Ltd.
West Street Private Markets 2021, L.P.
Fosun Industrial Co., Limited
Shanghai Fosun Pharmaceutical (Group) Co., Ltd.
Advance Data Services Limited
Ma Huateng
Aspex Master Fund
AMF-7 Holdings Limited
Aspex Management (HK) Limited
Ho Kei Li
Roberta Lipson
Benjamin Lipson Plafker Trust
Daniel Lipson Plafker Trust
Johnathan Lipson Plafker Trust
Ariel Benjamin Lee Trust
Lipson 2021 GRAT
Yi Fang Da Sirius Inv. Limited
Zhong Yang Securities Limited
E Fund Management (Hong Kong) Co., Limited
Gaorong Partners Fund V, L.P.

Gaorong Partners Fund V-A, L.P.
Gaorong Partners V Ltd.
Smart Scene Investment Limited
Rosy Step Holdings Limited
Hysan Development Company Limited
LY Holding Co., Limited
NF SPAC Holding Limited
Sun Hing Associates Limited
Nan Fung Group Holdings Limited
Pioneer Link Investments Limited
Nan Fung Life Sciences Holdings Limited
NF Investment Holdings Limited
NewQuest Asia Fund IV (Singapore) Pte. Ltd.
Pleiad Asia Master Fund
Pleiad Asia Equity Master Fund
Pleiad Investment Advisors Limited
PSSF Unicorn II Ltd
PSSF Unicorn I Ltd
Proprium Real Estate Special Situations Fund, LP
Proprium Real Estate Special Situations Fund GP, LP
Proprium Real Estate Special Situations Fund GP, Ltd
Proprium Capital Partners, L.P.
Brave Peak Limited
Cherish Navigation Limited
Shimao Group Holdings Limited
Smart Will Investments Limited
York Asian Opportunities Investments Master Fund, L.P.
York Capital Management Global Advisors, LLC
James Gerard Dinan
Yunqi China Special Investment A
Yunqi Capital Limited
HS Group Master Fund II Ltd.
Yunqi Capital Cayman Limited
HS Group (Hong Kong) Limited
Star Advantage Global Limited
Han Min
Golden Majestic Investments Limited
Luo Xiaohong
Apex Strategic Ventures Limited
Shi Yufeng
Junson Development International Limited
Silverland Assets Limited
The Cai Family Trust
Kui Cai
(Names of Persons Filing Statement)
Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)
G6461G106
(CUSIP Number)
New Frontier Health Corporation 10 Jiuxianqiao Road, Hengtong Business Park B7 Building, 1/F Chaoyang District, 100015, Beijing, China Tel: +86 10 5927 7000
Unicorn II Holdings Limited
Unicorn II Parent Limited
Unicorn II Merger Sub Limited
New Frontier Public Holding Ltd.
New Frontier Capital II Limited
New Frontier Group International Limited
NF Founder Limited
Strategic Healthcare Holding Ltd.
HMJ Holdings Limited
HMJ Holdings II Limited
HMJ Holdings III Limited
Unicorn Holding Partners LP
Unicorn Holding Partners II LP
Unicorn Holding Partners III LP
Unicorn Holding Partners IV LP
New Frontier Investment Management Limited
New Frontier Investment Management II Limited
New Frontier Investment Management III Limited
New Frontier Investment Management IV Limited
Kam Chung Leung
Carl Wu
Ying Zeng
Carnival Investments Limited
Max Rising International Limited
Unit 3004, Garden Square,
No. 968, Beijing West Road,
Jing’An, Shanghai, China
Tel: +852 3703 3251

Vivo Capital Fund IX (Cayman), L.P. Vivo Capital Fund IX (Cayman), LLC c/o : Vivo Capital LLC 192 Lytton Ave., Palo Alto, CA 94301 Tel: +1 650 688 0818
Calcite Gem Investments Group Ltd
Warburg Pincus (Callisto) Global
Growth (Cayman), L.P.
Warburg Pincus (Europa) Global
Growth (Cayman), L.P.
Warburg Pincus Global Growth-B
(Cayman), L.P.
Warburg Pincus Global Growth-E
(Cayman), L.P.
Warburg Pincus Global Growth
Partners (Cayman), L.P.
WP Global Growth Partners
(Cayman), L.P.
Warburg Pincus China-Southeast
Asia II (Cayman), L.P.
Warburg Pincus China-Southeast
Asia II-E (Cayman), L.P.
WP China-Southeast Asia II
Partners (Cayman), L.P.
Warburg Pincus China-Southeast
Asia II Partners, L.P.
c/o Warburg Pincus LLC,
450 Lexington Ave, New York,
NY 10017
c/o Warburg Pincus Asia LLC,
Suite 6703, Two International
Finance Center, Central, Hong Kong
People’s Republic of China
Tel: +1 212 878 0600

WSCP VIII EMP Onshore Investments, L.P.
WSCP VIII EMP Offshore Investments, L.P.
West Street Capital Partners VIII, L.P.
West Street Capital Partners VIII — Parallel, L.P.
WSCP VIII Offshore Investments, SLP
Goldman Sachs Asia Strategic II Pte. Ltd.
West Street Private Markets 2021, L.P.
200 West Street New York, NY 10282-2198
Tel: +1 212 902 1000

Fosun Industrial Co., Limited
Level 54, Hopewell Centre
183 Queen’s Road East, Hong Kong Tel: +852 2980 1888
Shanghai Fosun Pharmaceutical (Group) Co., Ltd.
No. 1289 Yishan Road
Building A, Fosun Technology Park Shanghai 200233
People’s Republic of China
Tel: +86 21 3398 7870
	Advance Data Services Limited Ma Huateng 29/F, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong Tel: +852 2179 5122	Aspex Master Fund AMF-7 Holdings Limited Aspex Management (HK) Limited Ho Kei Li 16th Floor, St. George’s Building, 2 Ice House Street, Hong Kong Tel: +852 3468 4160

Roberta Lipson
Benjamin Lipson Plafker Trust
Daniel Lipson Plafker Trust
Johnathan Lipson Plafker Trust
Ariel Benjamin Lee Trust
Lipson 2021 GRAT
c/o United Family Healthcare, Hengtong Office Park Building 7, Jiuxianqiao Road #10, Beijing, China
Tel: +86 10 5927 7000

Yi Fang Da Sirius Inv. Limited
c/o Vistra Corporate Services Centre
Wickhams Cay II, Road Town
Tortala
VG1110, British Virgin Islands
Tel: +852 3929 0911
Zhong Yang Securities Limited
Room 1101, 118 Connaught Road
West, Hong Kong
Tel: +852 3107 0731
E Fund Management (Hong Kong)
Co., Limited
12/F, Nexxus Building
41 Connaught Road Central
Hong Kong
Tel: +852 3929 0911

Gaorong Partners Fund V, L.P.
Gaorong Partners Fund V-A, L.P.
Gaorong Partners V Ltd.
c/o Walkers Corporate Limited
190 Elgin Avenue, George Town Grand Cayman, KY1-9008
Cayman Islands
Tel: +852 3974 6700

Smart Scene Investment Limited Rosy Step Holdings Limited Hysan Development Company Limited 50/F, Lee Garden One, 33 Hysan Avenue, Hong Kong Tel: +852 2895 5777	LY Holding Co., Limited Room 3008, 968 Beijing West Road, Shanghai Tel: +86 21 5185 3888
NF SPAC Holding Limited
Sun Hing Associates Limited
Nan Fung Group Holdings Limited
Pioneer Link Investments Limited
Nan Fung Life Sciences Holdings Limited
NF Investment Holdings Limited
23rd Floor, Nan Fung Tower, 88 Connaught Road C & 173 Des Voeux Road C, Central, Hong Kong
Tel: +852 31083745

NewQuest Asia Fund IV (Singapore) Pte. Ltd. 168 Robinson Road, #20-01 Capital Tower, Singapore 068912 Tel: +852 3905 3600	Pleiad Asia Master Fund Pleiad Asia Equity Master Fund Pleiad Investment Advisors Limited 26/F, 8 Wyndham Street Central, Hong Kong Tel: +852 3589 6470
PSSF Unicorn II Ltd
PSSF Unicorn I Ltd
Proprium Real Estate Special Situations Fund, LP
Proprium Real Estate Special Situations Fund GP, LP
Proprium Real Estate Special Situations Fund GP, Ltd
Proprium Capital Partners, L.P.
c/o Proprium Capital Partners, LP
One Landmark Square, 20th Floor
Stamford, CT 06901
United States of America
Tel: +1 203 883 0355

Brave Peak Limited Cherish Navigation Limited Shimao Group Holdings Limited 38th Floor, Tower One, Lippo Centre, 89 Queensway, Hong Kong Tel: +852 2511 9968	Smart Will Investments Limited 34/F, Shui On Centre 6-8 Harbour Road, Hong Kong Tel: +852 2879 1888	York Asian Opportunities Investments Master Fund, L.P. York Capital Management Global Advisors, LLC James Gerard Dinan Chater House, 8 Connaught Road Suites 809-810, Hong Kong Tel: +852 3718 5800

Yunqi China Special Investment A
Yunqi Capital Limited
Yunqi Capital Cayman Limited
Unit 3703, 37/F, AIA Tower
183 Electric Road, Hong Kong
Tel: +852 3793 3457
HS Group Master Fund II Ltd.
c/o Maples Corporate Service Limited PO Box 309, Ugland House
Grand Cayman, KYI-1104
Cayman Islands
Tel: + 852 3577 8650
HS Group (Hong Kong) Limited
Suite 3302, 33/F, Two Exchange Square, 8 Connaught Place, Central, Hong Kong
Tel: +852 3577 8650
	Star Advantage Global Limited Han Min Suite 1109, Two International Finance Centre, 8 Finance Street, Central, Hong Kong Tel: +852 3628 2388	Golden Majestic Investments Limited Luo Xiaohong Suite 1109, Two International Finance Centre, 8 Finance Street, Central, Hong Kong Tel: +852 3628 2388
Apex Strategic Ventures Limited Shi Yufeng Suite 1109, Two International Finance Centre, 8 Finance Street, Central, Hong Kong Tel: +852 3628 2388		Junson Development International Limited Kui Cai Units 5211-12, 52/F, The Center, 99 Queen’s Road Central, Hong Kong Tel: +852 2851 3663
Silverland Assets Limited The Cai Family Trust Level 13, 1 Queen’s Road Central, Hong Kong Tel: +852 2533 6333

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:
Howard Zhang, Esq. Davis Polk & Wardwell LLP 2201, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Tel: +86 10 8567 5000	Yang Wang Simpson Thacher & Bartlett LLP 3901 China World Tower No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Tel: +86 10 5965 2976
Weiheng Chen, Esq. Jie Zhu, Esq. Wilson Sonsini Goodrich & Rosati Suite 1509, 15/F Jardine House 1 Connaught Place Central Hong Kong, China Tel: +852 3972 4955	Damian Jacobs Kirkland & Ellis 26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central, Hong Kong Tel: +852 3761 3300

This statement is filed in connection with (check the appropriate box):
☐
The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐
The filing of a registration statement under the Securities Act of 1933.

☐
A tender offer

☒
None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
US$703,591,284	US$76,761.81

*
Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The Transaction Valuation is calculated based on the sum of (a) the aggregate cash payment for the proposed per share cash payment of US$12.00 for the 53,781,357 issued and outstanding Ordinary Shares subject to the proposed merger of Unicorn II Merger Sub Limited with and into the issuer, plus (b) the product of 19,405,000 warrants multiplied by US$3.00 per warrant (which is the sum of the proposed per warrant cash payment of US$2.70 and per warrant consent fee of US$0.30).

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

i

INTRODUCTION
This Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits and annexes hereto (this “Schedule 13E-3”), is being filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):
(a)   New Frontier Health Corporation, an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value US$0.0001 per share (each, an “Ordinary Share” and collectively, the “Ordinary Shares”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;
(b)   Unicorn II Holdings Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands (“HoldCo”);
(c)   Unicorn II Parent Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of HoldCo (“Parent”);
(d)   Unicorn II Merger Sub Limited, an exempted company incorporated with limited liability under the laws of the Cayman Islands and a wholly-owned subsidiary of Parent (“Merger Sub”);
(e)   New Frontier Public Holding Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands (“NFPH”);
(f)   New Frontier Capital II Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(g)   New Frontier Group International Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(h)   NF Founder Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(i)   Strategic Healthcare Holding Ltd., a company incorporated with limited liability under the laws of the British Virgin Islands;
(j)   HMJ Holdings Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands;
(k)   HMJ Holdings II Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands;
(l)   HMJ Holdings III Limited, an exempted company incorporated with limited liability under the laws of Cayman Islands;
(m)   Unicorn Holding Partners LP, an exempted limited partnership formed under the laws of Cayman Islands;
(n)   Unicorn Holding Partners II LP, an exempted limited partnership formed under the laws of Cayman Islands;
(o)   Unicorn Holding Partners III LP, an exempted limited partnership formed under the laws of Cayman Islands;
(p)   Unicorn Holding Partners IV LP, an exempted limited partnership formed under the laws of Cayman Islands;
(q)   New Frontier Investment Management Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;
(r)   New Frontier Investment Management II Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

(s)   New Frontier Investment Management III Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;
(t)   New Frontier Investment Management IV Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;
(u)   Kam Chung Leung, the chairman of the board of directors of the Company;
(v)   Carl Wu, the president of the Company;
(w)   Ying Zeng, the chief operating officer of the Company;
(x)   Carnival Investments Limited, a company affiliated with Kam Chung Leung and incorporated with limited liability under the laws of the British Virgin Islands;
(y)   Max Rising International Limited, a company affiliated with Carl Wu and incorporated with limited liability under the laws of the British Virgin Islands;
(z)   Vivo Capital Fund IX (Cayman), L.P., an exempted limited partnership organized under the laws of the Cayman Islands;
(aa)   Vivo Capital Fund IX (Cayman), LLC, a limited liability company incorporated and existing under the laws of the Cayman Islands;
(bb)   Calcite Gem Investments Group Ltd, an exempted company with limited liability incorporated and existing under the laws of the Cayman Islands;
(cc)   Warburg Pincus (Callisto) Global Growth (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(dd)   Warburg Pincus (Europa) Global Growth (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(ee)   Warburg Pincus Global Growth-B (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(ff)   Warburg Pincus Global Growth-E (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(gg)   Warburg Pincus Global Growth Partners (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(hh)   WP Global Growth Partners (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(ii)   Warburg Pincus China-Southeast Asia II (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(jj)   Warburg Pincus China-Southeast Asia II-E (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(kk)   WP China-Southeast Asia II Partners (Cayman), L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(ll)   Warburg Pincus China-Southeast Asia II Partners, L.P., an exempted limited partnership formed under the laws of the Cayman Islands;
(mm)   WSCP VIII EMP Onshore Investments, L.P., a limited partnership formed under the laws of the State of Delaware;
(nn)   WSCP VIII EMP Offshore Investments, L.P., an exempted limited partnership formed under the laws of Cayman Islands;

(oo)   West Street Capital Partners VIII, L.P., a limited partnership formed under the laws of the State of Delaware;
(pp)   West Street Capital Partners VIII — Parallel, L.P., a limited partnership formed under the laws of the State of Delaware;
(qq)   WSCP VIII Offshore Investments, SLP, a special limited partnership formed under the laws of Luxembourg;
(rr)   Goldman Sachs Asia Strategic II Pte. Ltd., a limited liability company incorporated under the laws of Singapore;
(ss)   West Street Private Markets 2021, L.P., a limited partnership formed under the laws of the State of Delaware;
(tt)   Fosun Industrial Co., Limited, a company incorporated with limited liability under the laws of Hong Kong Special Administrative Region of the People’s Republic of China (“Hong Kong”);
(uu)   Shanghai Fosun Pharmaceutical (Group) Co., Ltd., a corporation organized under the laws of the People’s Republic of China (the “PRC”);
(vv)   Advance Data Services Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(ww)   Ma Huateng, a citizen of the PRC;
(xx)   Aspex Master Fund, a company incorporated with limited liability under the laws of the Cayman Islands;
(yy)   AMF-7 Holdings Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(zz)   Aspex Management (HK) Limited, a company incorporated with limited liability under the laws of Hong Kong;
(aaa)   Ho Kei Li, a citizen of Hong Kong;
(bbb)   Roberta Lipson, a national of the United States, Benjamin Lipson Plafker Trust, Daniel Lipson Plafker Trust, Johnathan Lipson Plafker Trust, Ariel Benjamin Lee Trust and Lipson 2021 GRAT;
(ccc)   Yi Fang Da Sirius Inv. Limited, a company incorporated under the laws of the British Virgin Islands;
(ddd)   Zhong Yang Securities Limited, a company incorporated and existing under the laws of Hong Kong;
(eee)   E Fund Management (Hong Kong) Co., Limited, a company incorporated and existing under the laws of Hong Kong;
(fff)   Gaorong Partners Fund V, L.P., a limited partnership established under the laws of the Cayman Islands;
(ggg)   Gaorong Partners Fund V-A, L.P., a limited partnership established under the laws of the Cayman Islands;
(hhh)   Gaorong Partners V Ltd., an exempted company incorporated with limited liability under the laws of the Cayman Islands;
(iii)   Smart Scene Investment Limited, a company incorporated with limited liability under the laws of Hong Kong;
(jjj)   Rosy Step Holdings Limited, a company incorporated with limited libaility under the laws of the British Virgin Islands;

(kkk)   Hysan Development Company Limited, a company incorporated and existing under the laws of Hong Kong;
(lll)   LY Holding Co., Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(mmm)   NF SPAC Holding Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(nnn)   Sun Hing Associates Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(ooo)   Nan Fung Group Holdings Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(ppp)   Pioneer Link Investments Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(qqq)   Nan Fung Life Sciences Holdings Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(rrr)   NF Investment Holdings Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(sss)   NewQuest Asia Fund IV (Singapore) Pte. Ltd., a company incorporated under the laws of Singapore;
(ttt)   Pleiad Asia Master Fund, a company incorporated under the laws of the Cayman Islands;
(uuu)   Pleiad Asia Equity Master Fund, a company incorporated under the laws of the Cayman Islands;
(vvv)   Pleiad Investment Advisors Limited, a company incorporated under the laws of Hong Kong;
(www)   PSSF Unicorn II Ltd, a company incorporated and existing under the laws of the Cayman Islands;
(xxx)   PSSF Unicorn I Ltd, a company incorporated and existing under the laws of the Cayman Islands;
(yyy)   Proprium Real Estate Special Situations Fund, LP, a limited partnership formed under the laws of the Cayman Islands;
(zzz)   Proprium Real Estate Special Situations Fund GP, LP, a limited partnership formed under the laws of the Cayman Islands;
(aaaa)   Proprium Real Estate Special Situations Fund GP, Ltd, a company incorporated and existing under the laws of the Cayman Islands;
(bbbb)   Proprium Capital Partners, L.P., a limited partnership formed under the laws of the State of Delaware;
(cccc)   Brave Peak Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(dddd)   Cherish Navigation Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;
(eeee)   Shimao Group Holdings Limited, a company incorporated and existing under the laws of the Cayman Islands;
(ffff)   Smart Will Investments Limited, a company incorporated with limited liability under the laws of the British Virgin Islands;

(gggg)   York Asian Opportunities Investments Master Fund, L.P., a hedge fund incorporated with limited liability under the laws of the Cayman Islands;
(hhhh)   York Capital Management Global Advisors, LLC, a fund incorporated in the Cayman Islands;
(iiii)   James Gerard Dinan, a United States citizen;
(jjjj)   Yunqi China Special Investment A, a company incorporated with limited liability under the laws of the Cayman Islands;
(kkkk)   Yunqi Capital Limited, a company incorporated in Hong Kong;
(llll)   HS Group Master Fund II Ltd., a company incorporated with limited liability under the laws of the Cayman Islands;
(mmmm)   Yunqi Capital Cayman Limited, a company incorporated with limited liability under the laws of the Cayman Islands;
(nnnn)   HS Group (Hong Kong) Limited, a company incorporated in Hong Kong;
(oooo)   Star Advantage Global Limited, a company incorporated and existing under the laws of the British Virgin Islands;
(pppp)   Han Min, a citizen of Hong Kong;
(qqqq)   Apex Strategic Ventures Limited, a company incorporated and existing under the laws of the British Virgin Islands;
(rrrr)   Shi Yufeng, a citizen of Hong Kong;
(ssss)   Golden Majestic Investments Limited, a company incorporated and exisitng under the laws of the British Virgin Islands;
(tttt)   Luo Xiaohong, a citizen of the PRC;
(uuuu)   Junson Development International Limited, a company incorporated and existing under the laws of the British Virgin Islands;
(vvvv)   Silverland Assets Limited, a limited company incorporated and existing under the laws of the British Virgin Islands;
(wwww)   The Cai Family Trust, a trust established under and governing by the laws of the Cayman Islands; and
(xxxx)   Kui Cai, a citizen of Hong Kong.
Filing Persons (b) through (xxxx) are collectively referred to herein as the “Buyer Group.” Filing Persons (e), (i), (w) through (z), (tt), (vv), (xx), (bbb), (iii), (lll) through (ooo), (cccc), (ffff), (gggg), (jjjj), (oooo), (qqqq), (ssss) and (uuuu) are collectively referred to herein as the “Supporting Securityholders.”
On August 4, 2021, HoldCo, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”) providing for the merger of Merger Sub with and into the Company (the “Merger”) in accordance with Part XVI of the Companies Act (As Revised) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving company and a wholly-owned subsidiary of Parent.
Under the terms of the Merger Agreement, if the Merger is completed, at the effective time of the Merger (the “Effective Time”), each Ordinary Share issued and outstanding immediately prior to the Effective Time will be cancelled in exchange for the right to receive US$12.00 per share in cash without interest, except for (a) Ordinary Shares held by HoldCo, Parent, Merger Sub, the Company (as treasury shares) or any of their direct or indirect subsidiaries, which will be cancelled and cease to exist without payment of any consideration or distribution therefor, (b) certain Ordinary Shares held by the Rollover

Securityholders (as defined below), which will be cancelled and cease to exist in exchange for the right of each such holder or its designated entities to receive a corresponding amount of equity securities of HoldCo, and (c) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Cayman Islands Companies Act (the “Dissenting Shares”), which will be cancelled and cease to exist and each holder thereof will be entitled to receive only the payment of fair value of such Dissenting Shares determined in accordance with Section 238 of the Cayman Islands Companies Act.
Under the terms of the Merger Agreement and pursuant to the warrant agreement dated as of June 27, 2018 between the Company and Continental Stock Transfer & Trust Company (the “Warrant Agreement”), as amended by the Warrant Amendment (as defined below), at the Effective Time, each of the Public Warrants, Private Placement Warrants and Forward Purchase Warrants (each as defined in the Warrant Agreement and collectively, the “Warrants”) that is issued and outstanding immediately prior to the Effective Time (other than the Warrants held by NFPH) will be cancelled and cease to exist and each holder thereof will be entitled to receive US$2.70 per Warrant in cash without interest. In addition, in respect of each Warrant (other than the Warrants held by NFPH) for which the holder thereof has timely provided consent to the Warrant Amendment and has not revoked such consent prior to the deadline established by the Company for the warrantholders to submit consents, the holder of such Warrant will have the right to receive, for each such Warrant, a consent fee of US$0.30 in cash without interest.
In addition, at the Effective Time, (a) each option to purchase Ordinary Shares (each, a “Company Option”) granted by the Company pursuant to the Company’s 2019 Omnibus Incentive Plan (the “Company Equity Plan”), whether vested or unvested, that is outstanding prior to the Effective Time will be cancelled in exchange for the right to receive, as soon as practicable after the Effective Time and in accordance with an equity incentive plan to be established by HoldCo (the “HoldCo Share Plan”), an option to purchase the same number of shares of HoldCo as the total number of the Ordinary Shares subject to such Company Option immediately prior to the Effective Time, at a per share exercise price equal to the applicable exercise price underlying the Company Option immediately prior to the Effective Time, subject to and in accordance with the terms of the Company Equity Plan and the relevant Company Option agreement in effect immediately prior to the Effective Time (with continuation of the applicable vesting terms); and (b) each restricted share unit granted under the Company Equity Plan (each, a “Company RSU Award”), whether vested or unvested, that is outstanding prior to the Effective Time will be cancelled in exchange for the right to receive, as soon as practicable after the Effective Time and in accordance with the HoldCo Share Plan, one restricted stock unit to acquire the same number of shares of HoldCo as the total number of Ordinary Shares subject to such Company RSU Award immediately prior to the Effective Time, subject to and in accordance with the terms of the Company Equity Plan and the relevant Company RSU Award agreement in effect immediately prior to the Effective Time (with continuation of the applicable vesting terms).
In order for the Merger to be completed, the Merger Agreement, the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”), and the transactions contemplated by the Merger Agreement, including the Merger (the “Transactions”), must be authorized and approved by a special resolution (as defined in the Cayman Islands Companies Act) of the Company’s shareholders, which requires the affirmative vote of holders of Ordinary Shares representing at least two-thirds of the voting power of the Ordinary Shares present and voting in person or by proxy as a single class at an extraordinary general meeting of shareholders in accordance with Section 233(6) of the Cayman Islands Companies Act. Neither the Cayman Islands Companies Act nor the Merger Agreement requires the authorization and approval of the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, to be authorized or approved by holders of a majority of the issued and outstanding Ordinary Shares unaffiliated with the Buyer Group.
In addition, the obligations of HoldCo, Parent, Merger Sub and the Company to complete the Merger are subject to a number of other conditions set forth in the Merger Agreement, including the obtaining of the affirmative vote or written consent (the “Warrantholder Consent”) of the holders of (a) at least 50% of the number of the outstanding Public Warrants and Forward Purchase Warrants and (b) at least 50% of the number of the outstanding Private Placement Warrants, with respect to the amendment to the Warrant Agreement, to give effect to the treatment of the Warrants in accordance with the Merger Agreement (the “Warrant Amendment”).

As of the date of this Schedule 13E-3, the Supporting Securityholders collectively beneficially own (a) 74,233,531 Ordinary Shares, which represent approximately 56.30% of the total issued and outstanding Ordinary Shares, (b) 2,200,000 Public Warrants and 2,985,000 Forward Purchase Warrants, which collectively represent approximately 27.11% of the total number of Public Warrants and Forward Purchase Warrants outstanding, and (c) all of the outstanding 7,750,000 Private Placement Warrants, in each case, disregarding the Ordinary Shares or Warrants that the Supporting Securityholders may hold a power to vote but do not hold dispositive power. In addition, NFPH holds a power to vote granted by certain shareholders of the Company (not including any shareholder who is already a Supporting Securityholder) in respect of 10,237,559 Ordinary Shares, representing approximately 7.76% of the total issued and outstanding Ordinary Shares. Pursuant to the terms of the support agreement (the “Support Agreement”) dated as of August 4, 2021, by and among HoldCo and the Supporting Securityholders, each Supporting Securityholder agreed, among other things, (a) to vote in favor of the approval, adoption and authorization of the Merger Agreement and the approval of the Merger and any other transactions contemplated by the Merger Agreement, (b) to vote in favor of the approval of the Warrant Amendment, and (c) the Rollover Shares (as defined in the Support Agreement) and the Rollover Warrants (as defined in the Support Agreement) will be cancelled at the closing of the Merger in consideration for HoldCo shares to be subscribed for by such Supporting Securityholder or their affiliates. Furthermore, pursuant to the terms of the management rollover agreement (the “Management Rollover Agreement”) dated as of October 5, 2021, 43 shareholders of the Company who are current or former employees of the Company and who, to the best knowledge of the Company, collectively hold 953,102 Ordinary Shares (representing approximately 0.72% of the total issued and outstanding Ordinary Shares) (the “Management Rollover Securityholders”) agreed, among other things, that their Rollover Shares (as defined in the Management Rollover Agreement) will be cancelled at the closing of the Merger in consideration for HoldCo shares to be subscribed for by a designated entity. Pursuant to the terms of the rollover agreement (the “Rollover Agreement”) dated as of October 5, 2021, 13 shareholders of the Company who, to the best knowledge of the Company, collectively hold 5,363,900 Ordinary Shares (representing approximately 4.07% of the total issued and outstanding Ordinary Shares) (the “Other Rollover Securityholders”, together with Supporting Securityholders and Management Rollover Securityholders, the “Rollover Securityholders”) agreed, among other things, that their Rollover Shares (as defined in the Rollover Agreement) will be cancelled at the closing of the Merger in consideration for HoldCo shares to be subscribed for by a designated entity.
The Company will make available to its shareholders and warrantholders a proxy and consent solicitation statement (the “proxy statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Schedule 13E-3), relating to (a) the extraordinary general meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger, and (b) the Warrant Amendment and the solicitation of the Warrantholder Consent. A copy of the Merger Agreement, a copy of the Plan of Merger, and a copy of the substantive text of the Warrant Amendment are attached to the proxy statement as Annex A, Annex B and Annex C respectively, and are incorporated herein by reference. As of the date hereof, the proxy statement is in preliminary form and is subject to completion.
The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the proxy statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the proxy statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the proxy statement and the annexes thereto. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the proxy statement.
All information contained in this Schedule 13E-3 concerning each Filing Person has been supplied by such Filing Person, and no Filing Person has provided any disclosure with respect to any other Filing Person.

Item 1   Summary Term Sheet
The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Summary Term Sheet”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Questions and Answers about the Warrant Amendment”

Item 2   Subject Company Information
(a)
Name and Address. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

(b)
Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“The Extraordinary General Meeting — Shareholder Record Date; Shares Entitled to Vote”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)
Trading Market and Price. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Market Price of the Ordinary Shares, Dividends and Other Matters — Market Price of the Ordinary Shares”

(d)
Dividends. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Market Price of the Ordinary Shares, Dividends and Other Matters — Dividend Policy”

(e)
Prior Public Offerings. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Transactions in the Ordinary Shares — Prior Public Offerings”

(f)
Prior Stock Purchases. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Transactions in the Ordinary Shares”

•
“Special Factors — Related Party Transactions”

Item 3   Identity and Background of Filing Person
(a)
Name and Address. New Frontier Health Corporation is the subject company. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex F — Directors and Executive Officers of Each Filing Person”

(b)
Business and Background of Entities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex F — Directors and Executive Officers of Each Filing Person”

(c)
Business and Background of Natural Persons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Annex F — Directors and Executive Officers of Each Filing Person”

Item 4   Terms of the Transaction
(a)(1)
Material Terms — Tender Offers. Not applicable.

(a)(2)
Material Terms — Mergers or Similar Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Questions and Answers about the Warrant Amendment”

•
“Special Factors”

•
“The Extraordinary General Meeting”

•
“Warrant Amendment and Warrantholder Consent”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

•
“Annex C — Warrant Amendment”

(c)
Different Terms. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Extraordinary General Meeting — Proposals to be Considered at the Extraordinary General Meeting”

•
“Warrant Amendment and Warrantholder Consent”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

•
“Annex C — Warrant Amendment”

(d)
Appraisal Rights. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Dissenters’ Rights of Shareholders”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Questions and Answers about the Warrant Amendment”

•
“Special Factors — Dissenters’ Rights of Shareholders”

•
“Dissenters’ Rights”

•
“Annex E — Cayman Islands Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised) — Section 238”

(e)
Provisions for Unaffiliated Security Holders. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Provisions for Unaffiliated Security Holders”

(f)
Eligibility of Listing or Trading. Not applicable.

Item 5   Past Contracts, Transactions, Negotiations and Agreements
(a)
Transactions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“Transactions in the Ordinary Shares”

(b)
Significant Corporate Events. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(c)
Negotiations or Contacts. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(e)
Agreements Involving the Subject Company’s Securities. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Support Agreement”

•
“Summary Term Sheet — Consortium Agreement”

•
“Summary Term Sheet — Interim Investors Agreement”

•
“Summary Term Sheet — Warrant Amendment and Treatment of Warrants”

•
“Summary Term Sheet — Financing of the Merger”

•
Special Factors — Background of the Merger”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Financing of the Merger”

•
“Special Factors — Support Agreement”

•
“Special Factors — Consortium Agreement”

•
“Special Factors — Interim Investors Agreement”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“Special Factors — Voting by the Supporting Securityholders at the Extraordinary General Meeting”

•
“Warrant Amendment and Warrantholder Consent”

•
“The Merger Agreement and Plan of Merger”

•
“Transactions in the Ordinary Shares”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

•
“Annex C — Warrant Amendment”

Item 6   Purposes of the Transaction and Plans or Proposals
(b)
Use of Securities Acquired. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Questions and Answers about the Warrant Amendment”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of the Merger on the Company”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

•
“Annex C — Warrant Amendment”

(c)(1)-(8)
Plans. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Merger”

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Summary Term Sheet — Plans for the Company after the Merger”

•
“Summary Term Sheet — Financing of the Merger”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of the Merger on the Company”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Financing of the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Related Party Transactions”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

Item 7   Purposes, Alternatives, Reasons and Effects
(a)
Purposes. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Summary Term Sheet — Plans for the Company after the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Purposes of and Reasons for the Merger”

(b)
Alternatives. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Alternatives to the Merger”

•
“Special Factors — Effects on the Company if the Merger is not Completed”

(c)
Reasons. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“Special Factors — Purposes of and Reasons for the Merger”

•
“Special Factors — Effects of the Merger on the Company”

•
“Special Factors — Alternatives to the Merger”

(d)
Effects. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Purposes and Effects of the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Effects of the Merger on the Company”

•
“Special Factors — Plans for the Company after the Merger”

•
“Special Factors — Effects on the Company if the Merger is not Completed”

•
“Special Factors — Effects of the Merger on the Company’s Net Book Value and Net Earnings”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Special Factors — Material U.S. Federal Income Tax Consequences”

•
“Special Factors — Material PRC Income Tax Consequences”

•
“Special Factors — Material Cayman Islands Tax Consequences”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

Item 8   Fairness of the Transaction
(a) -(b)
Fairness; Factors Considered in Determining Fairness. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Recommendations of the Special Committee and the Board”

•
“Summary Term Sheet — Position of the Buyer Group as to the Fairness of the Merger”

•
“Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Annex D — Opinion of Duff & Phelps, A Kroll Business operating as Kroll, LLC as Financial Advisor”

(c)
Approval of Security Holders. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“The Extraordinary General Meeting — Vote Required”

(d)
Unaffiliated Representative. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Annex D — Opinion of Duff & Phelps, A Kroll Business operating as Kroll, LLC as Financial Advisor”

(e)
Approval of Directors. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Recommendations of the Special Committee and the Board”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

(f)
Other Offers. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Special Factors — Background of the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

Item 9   Reports, Opinions, Appraisals and Negotiations
(a)
Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Opinion of the Special Committee’s Financial Advisor”

•
“Special Factors — Background of the Merger”

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
“Annex D — Opinion of Duff & Phelps, A Kroll Business operating as Kroll, LLC as Financial Advisor”

(b)
Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Special Factors — Opinion of the Special Committee’s Financial Advisor”

•
Annex D — Opinion of Duff & Phelps, A Kroll Business operating as Kroll, LLC as Financial Advisor”

(c)
Availability of Documents. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Shares or his, her or its representative who has been so designated in writing.
Item 10   Source and Amount of Funds or Other Consideration
(a)
Source of Funds. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

•
“The Merger Agreement and Plan of Merger”

•
“Annex A — Agreement and Plan of Merger”

•
“Annex B — Plan of Merger”

(b)
Conditions. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

(c)
Expenses. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Special Factors — Fees and Expenses”

(d)
Borrowed Funds. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Summary Term Sheet — Financing of the Merger”

•
“Special Factors — Financing of the Merger”

•
“The Merger Agreement and Plan of Merger — Financing”

Item 11   Interest in Securities of the Subject Company
(a)
Securities Ownership. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)
Securities Transactions. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“Transactions in the Ordinary Shares”

Item 12   The Solicitation or Recommendation
(d)
Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Summary Term Sheet — Support Agreement”

•
“Questions and Answers about the Extraordinary General Meeting and the Merger”

•
“Special Factors — Support Agreement”

•
“Special Factors — Voting by the Supporting Securityholders at the Extraordinary General Meeting”

•
“The Extraordinary General Meeting — Vote Required”

•
“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)
Recommendations of Others. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — Recommendations of the Special Committee and the Board”

•
“Summary Term Sheet — Position of the Buyer Group as to the Fairness of the Merger”

•
“Summary Term Sheet — Support Agreement”

•
“Summary Term Sheet — Interests of the Company’s Executive Officers and Directors in the Merger”

•
“Special Factors — Reasons for the Merger and Recommendation of the Special Committee and the Board”

•
“Special Factors — Position of the Buyer Group as to the Fairness of the Merger”

•
“Special Factors — Support Agreement”

•
“The Extraordinary General Meeting — The Board’s Recommendation”

Item 13   Financial Statements
(a)
Financial Information. The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2020 and 2019 are incorporated herein by reference to the Company’s Form 20-F for the fiscal year ended December 31, 2020, filed on June 4, 2021 (see page F-1 and following pages).

The information set forth in the proxy statement under the following captions is incorporated herein by reference:
•
“Financial Information”

•
“Where You Can Find More Information”

(b)
Pro Forma Information. Not applicable.

Item 14   Persons/Assets, Retained, Employed, Compensated or Used
(a)
Solicitations or Recommendations. The information set forth in the proxy statement under the following caption is incorporated herein by reference:

•
“The Extraordinary General Meeting — Solicitation of Proxies”

(b)
Employees and Corporate Assets. The information set forth in the proxy statement under the following captions is incorporated herein by reference:

•
“Summary Term Sheet — The Parties Involved in the Merger”

•
“Special Factors — Interests of Certain Persons in the Merger”

•
“Annex F — Directors and Executive Officers of Each Filing Person”

Item 15   Additional Information
(c)
Other Material Information. The information contained in the proxy statement, including all annexes thereto, is incorporated herein by reference.

Item 16   Exhibits
(a)-(1)
Preliminary Proxy and Consent Solicitation Statement of the Company dated            , 2021.

(a)-(2)
Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(3)
Notice of Consent Solicitation for Warrantholders of the Company, incorporated herein by reference to the proxy statement.

(a)-(4)
Form of Proxy Card, incorporated herein by reference to Annex G to the proxy statement.

(a)-(5)
Form of Consent, incorporated herein by reference to Annex H to the proxy statement.

(a)-(6)
Press Release issued by the Company, dated August 4, 2021, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 6-K furnished by the Company to the SEC on August 4, 2021.

(b)-(1)
Debt Commitment Letter, dated June 25, 2021, by and between Merger Sub and China Merchants Bank Shanghai Branch (招商银行股份有限公司上海分行), incorporated herein by reference to Exhibit 99.4 to the Schedule 13D filed by New Frontier Public Holding Ltd., Strategic Healthcare

Holding Ltd., Carnival Investments Limited, Kam Chung Leung, Roberta Lipson, Max Rising International Limited, Carl Wu, Ying Zeng, Vivo Capital IX (Cayman), LLC, NF SPAC Holding Limited, Sun Hing Associates Limited, Nan Fung Group Holdings Limited, Brave Peak Limited, Aspex Master Fund, Aspex Management (HK) Limited, Li Ho Kei, Smart Scene Investment Limited, LY Holding Co., Limited, Advance Data Services Limited, Yunqi China Special Investment A, York Asian Opportunities Investments Master Fund, L.P., Smart Will Investments Limited, Fosun Industrial Co., Limited and Shanghai Fosun Pharmaceutical (Group) Co., Ltd. on August 6, 2021.
(b)-(2)
Debt Commitment Letter, dated July 28, 2021, by and between Merger Sub and Shanghai Pudong Development Bank Co., Ltd. Putuo Sub-Branch (上海浦东发展银行股份有限公司普陀支行), incorporated herein by reference to Exhibit 99.5 to the Schedule 13D filed by New Frontier Public Holding Ltd., Strategic Healthcare Holding Ltd., Carnival Investments Limited, Kam Chung Leung, Roberta Lipson, Max Rising International Limited, Carl Wu, Ying Zeng, Vivo Capital IX (Cayman), LLC, NF SPAC Holding Limited, Sun Hing Associates Limited, Nan Fung Group Holdings Limited, Brave Peak Limited, Aspex Master Fund, Aspex Management (HK) Limited, Li Ho Kei, Smart Scene Investment Limited, LY Holding Co., Limited, Advance Data Services Limited, Yunqi China Special Investment A, York Asian Opportunities Investments Master Fund, L.P., Smart Will Investments Limited, Fosun Industrial Co., Limited and Shanghai Fosun Pharmaceutical (Group) Co., Ltd. on August 6, 2021.

(b)-(3)
Equity Commitment Letter, dated August 4, 2021, entered into by and between Aspex Master Fund and HoldCo.

(b)-(4)
Equity Commitment Letter, dated August 4, 2021, entered into by and between Yi Fang Da Sirius Inv. Limited and HoldCo.

(b)-(5)
Equity Commitment Letter, dated August 4, 2021, entered into by and between Gaorong Partners Fund V, L.P., Gaorong Partners Fund V-A, L.P. and HoldCo.

(b)-(6)
Equity Commitment Letter, dated August 4, 2021, entered into by and between WSCP VIII EMP Onshore Investments, L.P., WSCP VIII EMP Offshore Investments, L.P., West Street Capital
Partners VIII, L.P., West Street Capital Partners VIII — Parallel, L.P., WSCP VIII Offshore Investments, SLP, Goldman Sachs Asia Strategic II Pte. Ltd., West Street Private Markets 2021, L.P. and HoldCo.

(b)-(7)
Equity Commitment Letter, dated August 4, 2021, entered into by and between NewQuest Asia Fund IV (Singapore) Pte. Ltd. and HoldCo.

(b)-(8)
Equity Commitment Letter, dated August 4, 2021, entered into by and between Pleiad Asia Master Fund, Pleiad Asia Equity Master Fund and HoldCo.

(b)-(9)
Equity Commitment Letter, dated August 4, 2021, entered into by and between Proprium Real Estate Special Situations Fund, LP and HoldCo.

(b)-(10)
Equity Commitment Letter, dated August 4, 2021, entered into by and between Unicorn Holding Partners LP and HoldCo.

(b)-(11)
Equity Commitment Letter, dated August 4, 2021, entered into by and between Warburg Pincus (Callisto) Global Growth (Cayman), L.P., Warburg Pincus (Europa) Global Growth (Cayman), L.P., Warburg Pincus Global Growth-B (Cayman), L.P., Warburg Pincus Global Growth-E (Cayman), L.P., Warburg Pincus Global Growth Partners (Cayman), L.P., WP Global Growth Partners (Cayman), L.P., Warburg Pincus China-Southeast Asia II (Cayman), L.P., Warburg Pincus China-Southeast Asia II-E (Cayman), L.P., WP China-Southeast Asia II Partners (Cayman), L.P. and Warburg Pincus China-Southeast Asia II Partners, L.P. (collectively, “Warburg Entities”) and HoldCo.

(b)-(12)
Equity Commitment Letter, dated August 4, 2021, entered into by and between Yunqi China Special Investment A and HoldCo.

(c)-(1)
Opinion of Duff & Phelps, A Kroll Business Kroll, LLC, dated August 4, 2021, incorporated herein by reference to Annex D to the proxy statement.

(c)-(2)
Discussion Materials prepared by Duff & Phelps A Kroll Business operating as Kroll, LLC for discussion with the special committee of the board of directors of the Company, dated August 4, 2021.

(d)-(1)
Agreement and Plan of Merger, dated August 4, 2021, by and among the Company, HoldCo, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.

(d)-(2)
Form of Amendment to Warrant Agreement, incorporated herein by reference to Annex C to the proxy statement.

(d)-(3)
Support Agreement, dated August 4, 2021, by and among HoldCo, New Frontier Public Holding Ltd., Strategic Healthcare Holding Ltd., Max Rising International Limited, Ying Zeng, Carnival Investments Limited, Vivo Capital Fund IX (Cayman), L.P., NF SPAC Holding Limited, Sun Hing Associates Limited, Nan Fung Group Holdings Limited, Brave Peak Limited, Aspex Master Fund, Roberta Lipson, Benjamin Lipson Plafker Trust, Daniel Lipson Plafker Trust, Johnathan Lipson Plafker Trust, Ariel Benjamin Lee Trust and Lipson 2021 GRAT, Advance Data Services Limited, Yunqi China Special Investment A, Smart Scene Investment Limited, York Asian Opportunities Investments Master Fund, L.P., Smart Will Investments Limited, LY Holding Co., Limited, Fosun Industrial Co., Limited, Star Advantage Global Limited, Apex Strategic Ventures Limited, Golden Majestic Investments Limited and Junson Development International Limited, incorporated herein by reference to Exhibit 99.6 to the Schedule 13D filed by New Frontier Public Holding Ltd., Strategic Healthcare Holding Ltd., Carnival Investments Limited, Kam Chung Leung, Roberta Lipson, Max Rising International Limited, Carl Wu, Ying Zeng, Vivo Capital IX (Cayman), LLC, NF SPAC Holding Limited, Sun Hing Associates Limited, Nan Fung Group Holdings Limited, Brave Peak Limited, Aspex Master Fund, Aspex Management (HK) Limited, Li Ho Kei, Smart Scene Investment Limited, LY Holding Co., Limited, Advance Data Services Limited, Yunqi China Special Investment A, York Asian Opportunities Investments Master Fund, L.P., Smart Will Investments Limited, Fosun Industrial Co., Limited and Shanghai Fosun Pharmaceutical (Group) Co., Ltd. on August 6, 2021.

(d)-(4)
Limited Guarantee, dated August 4, 2021, issued and delivered by Unicorn Holding Partners LP to the Company.

(d)-(5)
Limited Guarantee, dated August 4, 2021, issued and delivered by Aspex Master Fund to the Company.

(d)-(6)
Limited Guarantee, dated August 4, 2021, issued and delivered by Yunqi China Special Investment A to the Company.

(d)-(7)
Limited Guarantee, dated August 4, 2021, issued and delivered by WSCP VIII EMP Onshore Investments, L.P., WSCP VIII EMP Offshore Investments, L.P., West Street Capital Partners VIII, L.P., West Street Capital Partners VIII — Parallel, L.P., WSCP VIII Offshore Investments, SLP, Goldman Sachs Asia Strategic II Pte. Ltd. and West Street Private Markets 2021, L.P. to the Company.

(d)-(8)
Limited Guarantee, dated August 4, 2021, issued and delivered by Warburg Entities to the Company.

(d)-(9)
Limited Guarantee, dated August 4, 2021, issued and delivered by Proprium Real Estate Special Situations Fund, LP to the Company.

(d)-(10)
Limited Guarantee, dated August 4, 2021, issued and delivered by Yi Fang Da Sirius Inv. Limited to the Company.

(d)-(11)
Limited Guarantee, dated August 4, 2021, issued and delivered by Gaorong Partners Fund V, L.P. and Gaorong Partners Fund V-A, L.P. to the Company.

(d)-(12)
Limited Guarantee, dated August 4, 2021, issued and delivered by Pleiad Asia Master Fund and Pleiad Asia Equity Master Fund to the Company.

(d)-(13)
Limited Guarantee, dated August 4, 2021, issued and delivered by NewQuest Asia Fund IV (Singapore) Pte. Ltd. to the Company.

(d)-(14)
Consortium Agreement, dated February 9, 2021, by and among New Frontier Public Holding Ltd., Carnival Investments Limited, Roberta Lipson and trusts affiliated with Roberta Lipson, Max Rising International Limited, Ying Zeng, Vivo Capital Fund IX (Cayman), L.P., NF SPAC Holding Limited, Sun Hing Associates Limited, Brave Peak Limited, Aspex Master Fund, Smart Scene Investment Limited and LY Holding Co., Limited, incorporated herein by reference to Exhibit 1 to the Schedule 13D filed by New Frontier Public Holding Ltd., Carnival Investments Limited, Kam Chung Leung, Roberta Lipson, Max Rising International Limited, Carl Wu, Ying Zeng, Vivo Capital IX (Cayman), LLC, NF SPAC Holding Limited, Sun Hing Associates Limited, Nan Fung Group Holdings Limited, Brave Peak Limited, Aspex Master Fund, Aspex Management (HK) Limited, Li Ho Kei, Smart Scene Investment Limited and LY Holding Co., Limited on February 16, 2021.

(d)-(15)
Interim Investors Agreement, dated August 4, 2021, by and among HoldCo, Parent, Merger Sub, New Frontier Public Holding Ltd., Strategic Healthcare Holding Ltd. Carnival Investments Limited, Max Rising International Limited, Ying Zeng, HMJ Holdings Limited, Vivo Capital Fund IX (Cayman), L.P., NF SPAC Holding Limited, Sun Hing Associates Limited, Nan Fung Group Holdings Limited, Brave Peak Limited, Aspex Master Fund, AMF-7 Holdings Limited, Roberta Lipson, Benjamin Lipson Plafker Trust, Daniel Lipson Plafker Trust, Johnathan Lipson Plafker Trust, Ariel Benjamin Lee Trust and Lipson 2021 GRAT, Advance Data Services Limited, Yunqi China Special Investment A, Smart Scene Investment Limited, York Asian Opportunities Investments Master Fund, L.P., Smart Will Investments Limited, LY Holding Co., Limited, Fosun Industrial Co., Limited, WSCP VIII EMP Onshore Investments, L.P., WSCP VIII EMP Offshore Investments, L.P., West Street Capital Partners VIII, L.P., West Street Capital Partners VIII —  Parallel, L.P., WSCP VIII Offshore Investments, SLP, Goldman Sachs Asia Strategic II Pte. Ltd., West Street Private Markets 2021, L.P., Calcite Gem Investments Group Ltd, PSSF Unicorn II Ltd, Yi Fang Da Sirius Inv. Limited, Gaorong Partners Fund V, L.P. and Gaorong Partners Fund V-A, L.P., Pleiad Asia Master Fund, Pleiad Asia Equity Master Fund, NewQuest Asia Fund IV (Singapore) Pte. Ltd., HMJ Holdings II Limited, HMJ Holdings III Limited, Star Advantage Global Limited, Apex Strategic Ventures Limited, Golden Majestic Investments Limited and Junson Development International Limited, incorporated herein by reference to Exhibit 99.7 to the Schedule 13D filed by New Frontier Public Holding Ltd., Strategic Healthcare Holding Ltd., Carnival Investments Limited, Kam Chung Leung, Roberta Lipson, Max Rising International Limited, Carl Wu, Ying Zeng, Vivo Capital IX (Cayman), LLC, NF SPAC Holding Limited, Sun Hing Associates Limited, Nan Fung Group Holdings Limited, Brave Peak Limited, Aspex Master Fund, Aspex Management (HK) Limited, Li Ho Kei, Smart Scene Investment Limited, LY Holding Co., Limited, Advance Data Services Limited, Yunqi China Special Investment A, York Asian Opportunities Investments Master Fund, L.P., Smart Will Investments Limited, Fosun Industrial Co., Limited and Shanghai Fosun Pharmaceutical (Group) Co., Ltd. on August 6, 2021.

(d)-(16)
Management Rollover Agreement, dated October 5, 2021, by and among HoldCo, HMJ Holdings II Limited and certain other parties therein.

(d)-(17)
Rollover Agreement, dated October 5, 2021, by and among HoldCo, HMJ Holdings III Limited and certain other parties therein.

(f)-(1)
Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the proxy statement.

(f)-(2)
Section 238 of the Cayman Islands Companies Act Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex E to the proxy statement.

(g)
Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: October 5, 2021
New Frontier Health Corporation
By: /s/ Lawrence Chia
Name: Lawrence Chia
Title: Chairman of the Special Committee
Unicorn II Holdings Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
Unicorn II Parent Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
Unicorn II Merger Sub Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
New Frontier Public Holding Ltd.
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory

New Frontier Capital II Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
New Frontier Group International Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
NF Founder Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
Strategic Healthcare Holding Ltd.
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
HMJ Holdings Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory

HMJ Holdings II Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
HMJ Holdings III Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
Unicorn Holding Partners LP
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
Unicorn Holding Partners II LP
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
Unicorn Holding Partners III LP
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory

Unicorn Holding Partners IV LP
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
New Frontier Investment Management Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
New Frontier Investment Management II Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
New Frontier Investment Management III Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
New Frontier Investment Management IV Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory

Kam Chung Leung
/s/ Kam Chung Leung
Carl Wu
/s/ Carl Wu
Ying Zeng
/s/ Ying Zeng
Carnival Investments Limited
By: /s/ Kam Chung Leung
Name: Kam Chung Leung
Title: Director
Max Rising International Limited
By: /s/ Carl Wu
Name: Carl Wu
Title: Authorized Signatory
Vivo Capital Fund IX (Cayman), L.P.
By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member of Vivo Capital IX (Cayman), LLC, General Partner

Vivo Capital Fund IX (Cayman), LLC
By: /s/ Frank Kung
Name: Frank Kung
Title: Managing Member of Vivo Capital IX (Cayman), LLC, General Partner
Calcite Gem Investments Group Ltd
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Director
WARBURG PINCUS (CALLISTO) GLOBAL GROWTH (CAYMAN), L.P.
By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory
WARBURG PINCUS (EUROPA) GLOBAL GROWTH (CAYMAN), L.P.
By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory
WARBURG PINCUS GLOBAL GROWTH-B (CAYMAN), L.P.
By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory
WARBURG PINCUS GLOBAL GROWTH-E (CAYMAN), L.P.
By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory

WARBURG PINCUS GLOBAL GROWTH PARTNERS (CAYMAN), L.P.
By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Aurthorised Signatory
WP GLOBAL GROWTH PARTNERS (CAYMAN), L.P.
By: Warburg Pincus (Cayman) Global Growth GP, L.P., its general partner
By: Warburg Pincus (Cayman) Global Growth GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Aurthorised Signatory
WARBURG PINCUS CHINA-SOUTHEAST ASIA II (CAYMAN), L.P.
By: Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner

By: Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory
WARBURG PINCUS CHINA-SOUTHEAST ASIA II-E (CAYMAN), L.P.
By: Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner
By: Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory
WP CHINA-SOUTHEAST ASIA II PARTNERS (CAYMAN), L.P.
By: Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner
By: Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory
WARBURG PINCUS CHINA-SOUTHEAST ASIA II PARTNERS, L.P.
By: Warburg Pincus (Cayman) China-Southeast Asia II GP, L.P., its general partner
By: Warburg Pincus (Cayman) China-Southeast Asia II GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By: /s/ Steven G. Glenn
Name: Steven G. Glenn
Title: Authorised Signatory
WSCP VIII EMP Onshore Investments, L.P.
By: WSCP VIII ESC ADVISORS, L.L.C., its General Partner
By: /s/ Carey Ziegler
Name: Carey Ziegler
Title: Vice President
WSCP VIII EMP Offshore Investments, L.P.
By: WSCP VIII ESC ADVISORS, L.L.C., its General Partner
By: /s/ Carey Ziegler
Name: Carey Ziegler
Title: Vice President

West Street Capital Partners VIII, L.P.
By: Goldman Sachs & Co. LLC, Attorney-in-Fact
By: /s/ Carey Ziegler
Name: Carey Ziegler
Title: Attorney-in-fact
West Street Capital Partners VIII — Parallel, L.P.
By: Goldman Sachs & Co. LLC, Attorney-in-Fact
By: /s/ Carey Ziegler
Name: Carey Ziegler
Title: Attorney-in-fact
WSCP VIII Offshore Investments, SLP
By: WEST STREET CAPITAL PARTNERS VIII ADVISORS, S.À R.L., its General Partner
By: /s/ Stéphane Lachance /s/ Paul Brogan
Name: Stéphane Lachance Paul Brogan
Title: Managers
Goldman Sachs Asia Strategic II Pte. Ltd.
By: /s/ Tan Ching Chek
Name: Tan Ching Chek
Title: Director
West Street Private Markets 2021, L.P.
By: Goldman Sachs & Co. LLC, its Investment Manager
By: /s/ Carey Ziegler
Name: Carey Ziegler
Title: Attorney-in-fact

Fosun Industrial Co., Limited
By: /s/ Xiaohui Guan
Name: Xiaohui Guan
Title: Director
Shanghai Fosun Pharmaceutical (Group) Co., Ltd.
By: /s/ Yifang Wu
Name: Yifang Wu
Title: Executive Director, Chairman and Chief Executive Officer
Advance Data Services Limited
By: /s/ Ma Huateng
Name: Ma Huateng
Title: Director
Ma Huateng
/s/ Ma Huateng
Aspex Master Fund
By: /s/ Li, Ho Kei
Name: Li, Ho Kei
Title: Director
AMF-7 Holdings Limited
By: /s/ Li, Ho Kei
Name: Li, Ho Kei
Title: Director

Aspex Management (HK) Limited
By: /s/ Li, Ho Kei
Name: Li, Ho Kei
Title: Director
Ho Kei Li
/s/ Ho Kei Li
Roberta Lipson
/s/ Roberta Lipson
Benjamin Lipson Plafker Trust
By: /s/ Roberta Lipson
Name: Roberta Lipson
Title: Trustee
Daniel Lipson Plafker Trust
By: /s/ Roberta Lipson
Name: Roberta Lipson
Title: Trustee
Johnathan Lipson Plafker Trust
By: /s/ Roberta Lipson
Name: Roberta Lipson
Title: Trustee

Ariel Benjamin Lee Trust
By: /s/ Roberta Lipson
Name: Roberta Lipson
Title: Trustee
Lipson 2021 GRAT
By: /s/ Roberta Lipson
Name: Roberta Lipson
Title: Trustee
Yi Fang Da Sirius Inv. Limited
By: /s/ Shi Feng
Name: Shi Feng
Title: Authorized Signatory
By: /s/ Ho Kwok Wah
Name: Ho Kwok Wah
Title: Authorized Signatory
Zhong Yang Securities Limited
By: /s/ Yang Junli
Name: Yang Junli
Title: Director
E Fund Management (Hong Kong) Co., Limited
By: /s/ Shi Feng
Name: Shi Feng
Title: Authorized Signatory

By: /s/ Ho Kwok Wah
Name: Ho Kwok Wah
Title: Authorized Signatory
Gaorong Partners Fund V, L.P.
By: /s/ Peter Wong
Name: Peter Wong
Title: Authorized Signatory
Gaorong Partners Fund V-A, L.P.
By: /s/ Peter Wong
Name: Peter Wong
Title: Authorized Signatory
Gaorong Partners V Ltd.
By: /s/ Peter Wong
Name: Peter Wong
Title: Authorized Signatory
Smart Scene Investment Limited
By: /s/ Lui Kon Wai
Name: Lui Kon Wai
Title: Director
Rosy Step Holdings Limited
By: /s/ Lui Kon Wai
Name: Lui Kon Wai
Title: Director

Hysan Development Company Limited
By: /s/ Hao Shu Yan
Name: Hao Shu Yan
Title: Company Secretary
LY Holding Co., Limited
By: /s/ Ng Ka Lam
Name: Ng Ka Lam
Title: Director
NF SPAC Holding Limited
By: /s/ Chun Wai Nelson Tang
Name: Chun Wai Nelson Tang
Title: Director
Sun Hing Associates Limited
By: /s/ Chun Wai Nelson Tang
Name: Chun Wai Nelson Tang
Title: Director
Nan Fung Group Holdings Limited
By: /s/ Chun Wai Nelson Tang
Name: Chun Wai Nelson Tang
Title: Director

Pioneer Link Investments Limited
By: /s/ Chun Wai Nelson Tang
Name: Chun Wai Nelson Tang
Title: Director
Nan Fung Life Sciences Holdings Limited
By: /s/ Chun Wai Nelson Tang
Name: Chun Wai Nelson Tang
Title: Director
NF Investment Holdings Limited
By: /s/ Chun Wai Nelson Tang
Name: Chun Wai Nelson Tang
Title: Director
NewQuest Asia Fund IV (Singapore) Pte. Ltd.
By: /s/ Darren Charles Massara
Name: Darren Charles Massara
Title: Director
Pleiad Asia Master Fund
By: /s/ Marc Towers
Name: Marc Towers
Title: Director
Pleiad Asia Equity Master Fund
By: /s/ Marc Towers
Name: Marc Towers
Title: Director

Pleiad Investment Advisors Limited
By: /s/ Masaki Taniguchi
Name: Masaki Taniguchi
Title: Director
PSSF Unicorn II Ltd
By: /s/ Natalie Medlicott
Name: Natalie Medlicott
Title: Director
PSSF Unicorn I Ltd
By: /s/ Natalie Medlicott
Name: Natalie Medlicott
Title: Director
Proprium Real Estate Special Situations Fund, LP
By: /s/ Natalie Medlicott
Name: Natalie Medlicott
Title: Vice President of General Partner of General Partner
Proprium Real Estate Special Situations Fund GP, LP
By: /s/ Natalie Medlicott
Name: Natalie Medlicott
Title: Vice President of General Partner

Proprium Real Estate Special Situations Fund GP, Ltd
By: /s/ Natalie Medlicot
Name: Natalie Medlicott
Title: Vice President
Proprium Capital Partners, L.P.
By: /s/ Natalie Medlicot
Name: Natalie Medlicott
Title: Vice President
Brave Peak Limited
By: /s/ Hui Mei Mei, Carol
Name: Hui Mei Mei, Carol
Title: Director
Cherish Navigation Limited
By: /s/ Hui Mei Mei, Carol
Name: Hui Mei Mei, Carol
Title: Authorised Signatory
Shimao Group Holdings Limited
By: /s/ Hui Mei Mei, Carol
Name: Hui Mei Mei, Carol
Title: Authorised Signatory
Smart Will Investments Limited
By: /s/ Chan Wai Kan
Name: Chan Wai Kan
Title: Director

York Asian Opportunities Investments Master Fund, L.P.
By: /s/ James Gerard Dinan
Name: James Gerard Dinan
Title: CEO
York Capital Management Global Advisors, LLC
By: /s/ James Gerard Dinan
Name: James Gerard Dinan
Title: CEO
James Gerard Dinan
/s/ James Gerard Dinan
Yunqi China Special Investment A
By: /s/ Wang Christopher Min Fang
Name: Wang Christopher Min Fang
Title: Director
Yunqi Capital Limited
By: /s/ Wang Christopher Min Fang
Name: Wang Christopher Min Fang
Title: Director
HS Group Master Fund II Ltd.
By: /s/ Michael Garrow
Name: Michael Garrow
Title: Director

Yunqi Capital Cayman Limited
By: /s/ Wang Christopher Min Fang
Name: Wang Christopher Min Fang
Title: Director
HS Group (Hong Kong) Limited
By: /s/ Johannes Kaps
Name: Johannes Kaps
Title: Director, Chief Executive Officer
Star Advantage Global Limited
By: /s/ Han Min
Name: Han Min
Title: Director
Han Min
/s/ Han Min
Golden Majestic Investments Limited
By: /s/ Luo Xiaohong
Name: Luo Xiaohong
Title: Director
Luo Xiaohong
/s/ Luo Xiaohong

Apex Strategic Ventures Limited
By: /s/ Jin Yuanying
Name: Jin Yuanying
Title: Authorised Signer
Shi Yufeng
/s/ Shi Yufeng
Junson Development International Limited
By: /s/ Kui Cai
Name: Kui Cai
Title: Director
Silverland Assets Limited
By: HSBC Trustee (Hong Kong) Limited, its sole member
By: /s/ Jamie Chi Wai SIU; /s/ Cherrie Kam Chi YEUNG
Name: Jamie Chi Wai SIU; Cherrie Kam Chi YEUNG
Title: Authorised Signatories
The Cai Family Trust
By: HSBC Trustee (Hong Kong) Limited, its trustee
By: /s/ Jamie Chi Wai SIU; /s/ Cherrie Kam Chi YEUNG
Name: Jamie Chi Wai SIU; Cherrie Kam Chi YEUNG
Title: Authorised Signatories
Kui Cai
/s/ Kui Cai